Form 6-K
No. 3

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of __________________ October ___________________________2004,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

(Registrant)

Date: October 29, 2004	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, October 26, 2004 Page 1 of 1

Nomination procedure for election of Board members

(ELUX) The Annual General Meeting (AGM) of AB Electrolux will be held on Wednesday April 20, 2005, at the Berwald Hall, Stockholm, Sweden.

In accordance with the nomination procedure for election of Board members that was approved by the AGM in April 2004, the Chairman of the Board shall contact at least three of the largest shareholders during the fourth quarter of the year.

The shareholder representatives contacted are Anders Scharp of Investor AB, Ramsay J. Brufer of Alecta Mutual Pension Insurance, Marianne Nilsson of Robur Investment Funds and Carl Rosén of Second Swedish National Pension Fund. These representatives will under the leadership of the Chairman jointly prepare a proposal for Board nominees and fees to the Board of Directors, which will be presented to the AGM for approval.

Shareholders, who wish to submit proposals for members to the AB Electrolux Board to be elected at the AGM, should send an e-mail to the Chairman of the Board of AB Electrolux at chairman@electrolux.com

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2003, Electrolux had sales of SEK 124 billion and 77,000 employees.

                                      Further information
For further information, please contact Investor Relations at +46 8 738 60 03. Electrolux Press Hotline is available at +46 8 657 65 07.